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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.   NAME AND ADDRESS OF COMPANY
          Kinross Gold Corporation ("Kinross" or the "Company"),
          52nd Floor, 40 King St. West,
          Toronto, ON   M5H 3Y2

ITEM 2.   DATE OF MATERIAL CHANGE
          April 25, 2005

ITEM 3.   NEWS RELEASE
          News release was issued by Kinross in Toronto on April 25, 2005 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          Kinross announced that it had increased its revolving credit facility to U.S. $295 million.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          Kinross announced that it has increased its revolving credit facility to US$295 million. The credit facility matures in three years, and includes several new banks.

          The new credit facility was co-led by Scotia Capital, which also acted as Administrative Agent, and Societe Generale, which also acted as Syndication Agent. RBC Capital Markets and ANZ Banking Group Limited were Documentation Agents. A total of 10 banks participated in the facility.

ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
          N/A

ITEM 7.   OMITTED INFORMATION
          N/A


ITEM 8.   EXECUTIVE OFFICER
          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

ITEM 9.   DATE OF REPORT
          May 4, 2005.

                                        KINROSS GOLD CORPORATION

                                        PER: /s/ Shelley Riley
                                             -----------------
                                             Shelley Riley
                                             Corporate Secretary